

December 9, 2021

Peter Klamka
Chief Executive Officer
Cordia Corporation
401 Ryland St.
Reno, NV, 89502

> **Re: Cordia Corporation**
> **Amendment No. 2 to Registration Statement on Form 10-12G**
> **Filed October 21, 2021**
> **File No. 000-51202**

Dear Mr. Klamka:

We issued comments to you on the above captioned filing on November 16, 2021. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by December 23, 2021.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jonathan Leinwand